Baker Hughes Incorporated	2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Tel 713-439-8600
Fax 713-439-8966
VIA EDGAR
August 19, 2011
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Baker Hughes Incorporated Form 10-K/A for Fiscal Year Ended December 31, 2010 Filed March 4, 2011 Form 8-K Filed July 25, 2011 File No.: 1-09397
Dear Mr. Horowitz:
          We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by letter dated August 5, 2011, which supplements the Company’s letter dated July 19, 2011 to the Commission in response to the Commission’s letter dated July 1, 2011, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) on August 5, 2011, regarding the filings listed above. Our response repeats the captions and comments contained in the Staff’s August 5, 2011 letter in italics for your reference.
Form 10-K/A for Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Capital Resources, page 28

1.	We have reviewed your response to prior comment three. Please confirm that you will disclose the amount of cash held by your foreign subsidiaries along with the other pertinent factors set forth in your response in future Exchange Act filings.
          We confirm that we will disclose in future Exchange Act filings the amount of cash and cash equivalents held by our foreign subsidiaries along with other pertinent factors as set forth in our previous response letter.
Financial Statements, page 37
Consolidated Statements of Cash Flows, page 43
2.	In response to prior comment four, you indicate that drill bits are considered a rental tool and that rental tools have a useful life ranging from one to 15 years. Please identify for us your estimated useful life of drill bits and explain to us how you made this determination. As part of your response, clarify for us the approximate frequency with which drill bits are utilized during their useful life, the approximate duration of each usage (e.g., hours, days, etc.), the range of initial costs for your drill bits, and, if applicable, the types of repair and maintenance activities performed and the amount you typically spend on repairs and maintenance between usages or other applicable interval.
          At the request of and in order to meet certain customer requirements, we rent drill bits to customers rather than selling the bit to the customer. While this type of transaction can occur on a worldwide basis, the majority of the drill bit rental activity occurs in the U.S. market. We rent two different types of drill bits, PDC or diamond bits and Tricone bits, each of which comes in numerous sizes, designs and configurations depending upon the intended use of the bit. The vast majority of rental bits are of the PDC type. The useful lives are one year for PDC bits and two years for Tricone bits. The useful lives are averages which were determined by taking into consideration the repair and maintenance program for rental bits and the historical experience of the usage for each type of bit. Depreciation is calculated using the straight line method.
          The number of times a rental bit is used during its useful life varies greatly depending on the application and conditions under which the rental bit is used. On average, it is not uncommon for bits to be used on one to two drilling runs per month. Likewise, the duration of time for which a bit is used for any specific drilling run also varies greatly and is heavily dependent on the application and conditions under which the drill bit was used. In general, drilling runs ranging from fifty to one hundred hours are common depending on drilling conditions. Due to the wide variations in bit size and design and more importantly, the conditions under which they are used, there is no meaningful metric of the number of times a bit is used during its lifetime or the duration of each use.
          The initial cost of drill bits varies significantly depending upon their type, size and design. The initial cost of drill bits currently ranges from approximately $4,000 to approximately $81,000 each.
          Unless a bit is damaged beyond repair or the cost to repair is prohibitive, rental bits are normally repaired and reused. The repair process and cost can vary widely based on the conditions under which the bit was used, the damage to the bit, wear and tear, the age of the bit and the type and size of the bit. Repair activities include inspection, replacement of cutters, shank repair, gage repair and matrix crown repair. Costs to repair bits are expensed when incurred. Consistent with the wide range of the original cost of bits, the cost to repair a bit will also vary significantly; however, for 2011 the average repair cost per bit is approximately $2,900 each time it is repaired.
Note 1 — Summary of Significant Accounting Policies, page 44
Revenue Recognition, page 44
3. We have reviewed your response to prior comment five. Please clarify for us how you determined that you retain possession and control over rental tools and how your analysis is consistent with the guidance in FASB ASC 840-10-15-6 and 15-8 for each of your different types of rental tools. As part of your response, please identify for us each of the parties involved in the drilling operations where your rental tools are utilized, describe for us their roles and responsibilities, and describe for us how your rental tools are operated and utilized. In addition, we note on page four of your Form 10-K that North American work is contracted and performed on a well-by-well basis and non-North American work is contracted and performed on a project-by-project basis or for an extended period of time. If appropriate, highlight how this difference has impacted your accounting.
          Dependent on the nature, type, location and complexity of a well, drilling operations will include various parties primarily consisting of an operator, a drilling contractor, and various service companies. In general, the operator leases the mineral rights on which the well is being drilled and completed and therefore, bears the risk and responsibility of the entire operation. They are the primary party and typically our customer. The drilling contractor is contracted by the operator to provide the drilling rig and associated personnel in order to operate the rig. There are numerous service companies, including us, that are also contracted by the operator to provide varying levels of auxiliary services, such as drilling fluids, directional drilling services, logging services, completion services, production services, as well as, general pipe rental and logistical services.
          Typically, one of the customers’ drilling or completion engineers will work with our sales and technical staff to identify the necessary rental tools required during a given part of the well operation. Depending on numerous operating variables, our sales and technical staff make recommendations about the operating procedures and performance limitations of our tools in the customers’ wells. The customers’ engineers then make a final recommendation on which rental tools will be required.
          When not being used in or on standby for a particular well, rental tools are stored in one of our facilities. When the required tools are called out, our local technical staff will prepare the required tools for use and ship them to the customer location. When the tools are ready to be used in the well, one or more of our technicians will also be deployed to the wellsite to ensure that the equipment arrived properly, prepare it for use and either directly operate or oversee the operation of the tools in the well.
          After the rental tools have performed their desired function in the well, they will be retrieved from the well and returned to our facility. Our technicians in the facility will receive, clean and repair the tools as necessary so that they are ready for use again.
          Although we may contract our services on a well-by-well basis or project-by-project basis, there is no difference in the related accounting for rental tool activity because in substance under either approach, we are providing products and services on a well-by-well basis.
          Consistent with the guidance in FASB ASC 840-10-15-6, our customers do not have the ability or right to operate or control the tools or to direct others to operate the tools as we retain that responsibility as part of our normal operating procedure. As it relates to the rental tools, the customer does not have the ability to hire, fire or replace us as the operator of the rental tools or to specify or change significant operating policies or procedures in their arrangement with us. The customer also does not have the ability or right to control physical access to the rental tools. Such actions are at our discretion. Additionally, only our customer benefits from the output produced from using the rental tools.
          Due to the nature of the contracts and arrangements with our customers, the method in which rental tools are operated and controlled, and because we retain possession and control over the rental tools, our customers do not obtain the right to use or control the rental tools. As a result, we do not believe that the respective provisions of FASB ASC 840 are applicable to these transactions.
Note 4 — Segment Information, page 50
4.	We have reviewed your response to prior comment seven related to your evaluation of products and services for the revenue disclosures required by FASB ASC 280-10-50-40. To help us further understand the basis for your presentation, please provide the following additional analysis.
•	We note on page four that you “market [y]our products and services on a product line basis through [y]our own sales organizations.” Please clarify for us whether the salespeople in a particular product grouping (i.e., Drilling and Evaluation (“D&E”) or Completion and Production (“C&P”)) sell all the products in that grouping or just certain of the products.
          Our sales force includes sales people who are generalists that sell products and services across all product lines within both the D&E and C&P product groupings as well as sales people who primarily sell products from a single product line within either product grouping. Generalist sales people normally represent us on our largest customers and provide assistance across multiple product lines in either product grouping while getting specific technical assistance from product line specific sales or engineering staff.
          In 2009, we re-organized to a geographic alignment from our previous product line organization, in part, so that sales people are more focused on working with customers to solve problems across a multitude of product lines in either product grouping. Outside North America, the majority of our customers want only one or two points of contact within our sales organization, with one representing the drilling and evaluation products and one representing the completion and production products. Over time, the organization will likely continue to evolve so that there are more sales people who are able to effectively work with all product lines across our entire portfolio of products.
•	Please explain the purchasing patterns of your customers as it relates to the groups of products within D&E and C&P. For example, explain to us whether customers typically purchase from all of the sub-groupings within either D&E or C&P when they make a purchase, whether there are particular sub-groupings that are typically purchased together or purchased alone, etc.
          The purchasing patterns of our customers vary significantly from customer to customer and even within each customer. Depending on the nature of a well or project, they may purchase one or many of our products or services. Some of the factors that may affect purchasing decisions include but are not limited to, the geography, type of well, availability of services, particular expertise by the service company, past experience, technical capabilities, relationships, and cost of service. As a result, there is no typical purchasing pattern of our customers.
          The D&E and C&P product groupings are aligned with how our customers are operationally aligned. The majority of our sales and technical support efforts are directed towards our customer’s technical staff. These technical staffs usually consist of drilling engineers and petrophysicists in the drilling and evaluation departments and completion engineers and production engineers in the completions and production departments. Our customer’s technical staff makes the key decisions regarding how wells will be drilled, completed and produced. In addition, they are integrally involved with the decision of which oilfield service company will provide the designated products and services for that well.
          Within the drilling and evaluation departments of our customers, drilling engineers most frequently make the decisions about which drilling assembly, drill bit, and drilling fluid are used in a given well. In addition, they work with the petrophysicists to make decisions regarding which logging tool is run either as part of the drilling assembly or as part of a wireline run after the well is drilled.

          Similarly, our customers will typically have completions and production departments in which the completion and production engineers work together to determine the optimum completion design. These engineers make decisions about the completion tools, pressure pumping, coiled tubing, artificial lift and chemical systems that are needed to optimize well production.
          Within these product groupings, our customers may choose to purchase a single product or service or they may choose to purchase multiple products or services. Increasingly, we are seeing our customers choosing to purchase products and services across multiple product groupings so that they may minimize the interfaces across different oilfield service companies and achieve a more reliable and effective solution.
•	For each of the sub-groupings within C&P and D&E, please indicate whether the products included within each group are either sold or rented, or both, and provide us the range of the prices for the products and services included in each sub-group.
          The products within the C&P and D&E sub-groupings that are either sold, rented with services rendered or both are as follows:
          Drilling and Evaluation:
Drill bit systems — both sold and rented with services rendered
Drilling systems — primarily rented with services rendered
Wireline systems — primarily services rendered
Drilling fluids — primarily sold
Completion and Production:
Completion systems — both sold and rented with services rendered
Wellbore intervention — both sold and rented with services rendered
Intelligent production systems — primarily sold
Artificial lift systems — primarily sold
Upstream chemicals — primarily sold
Pressure pumping services — primarily services rendered
          The range of prices for a particular product varies depending on the application of the product and the well environment, such as whether the well is onshore or offshore, the type of well, the geographic location and the depth of the well. Therefore, the general range of prices is not practical to define but could easily range from a few thousand dollars to in excess of a million dollars in both the C&P and D&E sub-product groupings.
          In summary, our products and services are aggregated into C&P and D&E as they are reflective of the products and services used in a particular stage of the well which in turn is closely aligned with how our customers are operationally aligned. We believe that this is in compliance with the revenue disclosures required by FASB ASC 280-10-50-40 where aggregation of similar products and services is allowed.

Form 8-K filed July 25, 2011
5.	We note that you have presented non-GAAP net income and non-GAAP earnings per share information. However, it does not appear that you have provided a reconciliation of these measures to the most directly comparable GAAP-basis measures. With regard to non-GAAP earnings per share specifically, reconcile the amount presented to your GAAP-basis earnings per share and show the per share impact of each individual non-GAAP adjustment. Please confirm that you will appropriately label non-GAAP measures and provide the related reconciliations in future Exchange Act filings. Refer to Regulation G. For additional guidance, refer to Question 102.05 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.
          We confirm that we will appropriately label any non-GAAP measures and provide reconciliations of the non-GAAP financial measures for both net income and earnings per share to the directly comparable GAAP-basis measure.
          The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated August 5, 2011. Please do not hesitate to call William Marsh, Vice President Legal, at 713-439-8709 or me at 713-439-8611 with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.
Sincerely yours,
/s/ Alan J. Keifer
Alan J. Keifer
Vice President and Controller

cc:	Michael Fay, Securities and Exchange Commission Sandra E. Alford, Corporate Secretary William D. Marsh, Vice President Legal Western Hemisphere and Deputy General Counsel